WHITE & CASE

White & Case LLP
701 Thirteenth Street, NW
Washington, DC 20005

05010656

SEC MAIL PROCESSING
RECEIVED
AUG 19 2005
WASH, D.C. 190 SECTION

SUPPL

August 19, 2005

BY HAND

Securities and Exchange Commission
100 'F' Street, N.E.
Washington, D.C.

Re: Sahaviriya Steel Industries Public Company Limited Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Steel Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, audited financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended June 30, 2005, submitted to the Stock exchange of Thailand on August 11, 2005.

Please contact Daniel J. Duncan of this office at (202) 626-3630 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Daniel J. Duncan
Legal Assistant Clerk

PR...
AUG 25 2005
THOMSON
FINANCIAL

Enclosure

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

ISO 9001
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

Our Ref: 132-009/2548 August 11, 2005

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiaries for the quarter ended June 30, 2005 and explanation of difference in result of operation for the quarter ended June 30, 2005 and 2004

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended June 30, 2005 and 2004 as follows:

1) The company realized 11,479.1 million Baht revenue from sale of hot rolled coils (462,953 metric tonne at an averaged selling price of 24,795 Baht/MT), higher than 7,480.9 million Baht revenue during the same period in 2004 (387,358 MT at an averaged price of 19,313 Baht/MT). The company also recorded 150.2 million Baht sales of steel scrap compared with 64.7 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 1,613.9 million Baht (which included 168 million Baht Provision for diminution in value of Finished goods of the company, and caused the difference between reviewed to unreviewed financial statements for the quarter ended June 30, 2005), compared with 1,850.1 million Baht gross profit from sales and service during the same period in 2004.

   The company and subsidiaries recorded 34.0 million Baht in other revenue, while during the same period in 2004 the company recorded 18.9 million Baht in other revenue.

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 380.1 million Baht (which included 93.6 million Baht loss from foreign exchange), compared with 309.8 million Baht during the same period of last year (which included 32.7 million Baht loss from foreign exchange).

3) The company and subsidiaries registered 1,267.8 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expenses and corporate income tax of 1,559.3 million Baht during the same period in 2004.

4) Interest expenses on short-term and long-term loan totaled 222.5 million Baht (consisting of 220.3 and 2.2 million Baht interest of the company and subsidiaries, respectively), higher than 106.3 million Baht interest expenses during the same period in 2004 (consisting of 102.0 and 4.3 million Baht interest of the company and subsidiaries, respectively).

5) Subsidiaries recorded accrued corporate income tax in the amount of 14.8 million Baht, compared with 11.2 million Baht during the same period in 2004.

6) The company and subsidiaries recorded gain before minority interest of 1,030.4 million Baht, compared with 1,441.8 million Baht gain before minority interest during the same period in 2004.

7) After minority interest, the company and subsidiries realized a net profit of 989.3 million Baht, compared with a net profit of 1,418.8 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended June 30, 2005 resulted in a net profit compared with a net gain during the same period in 2004 less than 20 percent.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Win Viriyaprapaikit	Mr. Wit Viriyaprapaikit
Authorized Director	Authorized Director

Y 11/8/05

Deloitte

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120
โทร : 66 (0) 2676 5700
แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand
Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at June 30, 2005 and the related consolidated and Company's statements of income for the quarters and six-month periods ended June 30, 2005 and 2004 and the related consolidated and Company's statements of changes in shareholders' equity and cash flows for the six-month periods ended June 30, 2005 and 2004. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Company's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and Company's financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2004, and expressed an unqualified opinion in our report dated January 31, 2005. The consolidated and Company's balance sheets as at December 31, 2004, presented herein for comparison, have been derived from such financial statements which we have audited and reported on. We have not performed any other audit procedures subsequent to such report date.

Thanawan Anuratbodee
Certified Public Accountant (Thailand)
Registration No. 3440
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
August 1, 2005

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2005	As at December 31, 2004	As at June 30, 2005	As at December 31, 2004
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	213,608	602,098	54,774	465,017
Current investments (Note 4)	1,000	-	-	-
Trade accounts and notes receivable				
Related parties (Note 17.3)	2,716,605	1,445,468	2,677,953	1,410,256
Others	1,651,240	1,635,659	1,639,380	1,626,806
	4,367,845	3,081,127	4,317,333	3,037,062
Less Allowance for doubtful accounts (Note 18)	(283,809)	(393,888)	(283,809)	(393,888)
Trade accounts and notes receivable - net	4,084,036	2,687,239	4,033,524	2,643,174
Short-term loans and advances to related parties (Note 17.2)	3,213	5,106	3,223	5,138
Inventories (Note 5)	28,343,163	11,826,746	28,413,914	11,846,063
Other current assets				
Advance payments	474,898	420,117	469,858	421,305
Refundable value-added-tax	914,899	224,900	914,899	223,793
Other receivables	2,425	1,219	2,215	1,362
Prepaid expenses	75,677	13,327	73,085	12,178
Deposit at bank used as collateral	16,200	16,200	-	-
Others	115,686	115,284	104,388	104,055
Total Current Assets	34,244,805	15,912,236	34,069,880	15,722,085
NON-CURRENT ASSETS				
Investments using the equity method (Note 17.1)	-	-	933,628	876,140
Other long-term investments (Note 17.1)	561,621	561,621	561,621	561,621
Property, plant and equipment - net (Note 6)	20,893,603	20,010,840	18,531,562	17,853,302
Intangible assets (Note 7)	4,635	3,920	3,853	3,096
Other non-current assets (Note 8)	20,585	37,113	6,258	5,942
Total Non-Current Assets	21,480,444	20,613,494	20,036,922	19,300,101
TOTAL ASSETS	55,725,249	36,525,730	54,106,802	35,022,186

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2005	As at December 31, 2004	As at June 30, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	3,721,000	-	3,721,000	-
Trade finance loans	13,622,829	766,758	13,622,829	766,758
Trade accounts and notes payable	5,212,247	2,886,498	5,231,619	2,891,902
Current portion of long-term loans (Note 10)	812,000	805,253	608,000	588,000
Current portion of debentures (Note 11)	720,000	720,000	720,000	720,000
Current portion of liabilities under hire-purchase agreements	9,780	1,879	175	263
Other current liabilities				
Accrued expenses	363,718	196,704	391,375	237,284
Others	1,000,047	1,076,136	823,215	931,858
Total Current Liabilities	25,461,621	6,453,228	25,118,213	6,136,065
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	7,196,064	7,453,830	6,708,000	7,012,000
Debentures (Note 11)	2,170,000	2,530,000	2,170,000	2,530,000
Other non-current liabilities				
Liabilities under hire-purchase agreements	1,130	1,692	-	44
Total Non-Current Liabilities	9,367,194	9,985,522	8,878,000	9,542,044
TOTAL LIABILITIES	34,828,815	16,438,750	33,996,213	15,678,109

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2005	As at December 31, 2004	As at June 30, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
13,101,500,000 ordinary shares of Baht 1.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
13,101,280,000 ordinary shares of Baht 1.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT ON) PAID-IN CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 6.2)	5,408,357	5,536,601	5,408,357	5,536,601
RETAINED EARNINGS				
Appropriated				
Legal reserve (Note 12)	256,966	209,380	256,966	209,380
Unappropriated	3,515,266	2,668,096	3,515,266	2,668,096
Total Company Shareholders' Equity	20,110,589	19,344,077	20,110,589	19,344,077
MINORITY INTEREST	785,845	742,903	-	-
Total Shareholders' Equity	20,896,434	20,086,980	20,110,589	19,344,077
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	55,725,249	36,525,730	54,106,802	35,022,186

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
REVENUES					
Revenues from the sales of goods		11,629,651	7,545,981	11,629,320	7,545,541
Revenues from the rendering of services		78,520	61,483	-	-
Other income		33,999	18,898	33,907	18,875
Share of profit from investment using the equity method		-	-	39,025	28,903
Total Revenues		11,742,170	7,626,362	11,702,252	7,593,319
EXPENSES					
Cost of the sales of goods		10,034,304	5,687,835	10,117,134	5,776,871
Cost of the rendering of services		60,005	69,489	-	-
Selling and administrative expenses		277,300	115,899	273,880	102,100
Other expenses					
Loss on exchange		93,594	32,720	93,594	32,720
Loss on disposal of equipment and obsolescence of machinery and equipment		855	155,979	840	155,822
Others		562	1,560	567	1,533
Directors' remuneration		7,792	3,630	6,634	3,470
Total Expenses		10,474,412	6,067,112	10,492,649	6,072,516
INCOME BEFORE INTEREST AND INCOME TAX EXPENSES		1,267,758	1,559,250	1,209,603	1,520,803
INTEREST EXPENSE		222,547	106,260	220,330	102,003
INCOME TAX EXPENSE		14,805	11,188	-	-
INCOME AFTER TAX		1,030,406	1,441,802	989,273	1,418,800
NET INCOME OF MINORITY INTEREST		(41,133)	(23,002)	-	-
NET INCOME		989,273	1,418,800	989,273	1,418,800
BASIC EARNINGS PER SHARE (Restated for 2004, see Note 15)	**BAHT**	0.08	0.11	0.08	0.11
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (Restated for 2004, see Note 15)	**'000 SHARES**	13,101,280	13,101,280	13,101,280	13,101,280

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30,
"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
REVENUES					
Revenues from the sales of goods		19,297,933	16,615,269	19,297,433	16,613,663
Revenues from the rendering of services		172,668	120,822	-	-
Other income		56,186	31,587	56,100	32,339
Share of profit from investment using the equity method		-	-	61,727	65,066
Total Revenues		19,526,787	16,767,678	19,415,260	16,711,068
EXPENSES					
Cost of the sales of goods (Note 14)		16,832,880	12,942,700	17,012,563	13,120,973
Cost of the rendering of services		130,926	136,928	-	-
Selling and administrative expenses		474,258	246,104	399,365	220,345
Doubtful accounts (Reversal) (Note 8)		(11,021)	(11,021)	-	-
Other expenses					
Loss on exchange		105,386	3,793	104,193	2,605
Loss on disposal of equipment and obsolescence of machinery and equipment		896	159,970	857	159,786
Others		567	1,560	567	1,533
Directors' remuneration		8,797	4,640	7,519	4,320
Total Expenses		17,542,689	13,484,674	17,525,064	13,509,562
INCOME BEFORE INTEREST AND INCOME TAX EXPENSES		1,984,098	3,283,004	1,890,196	3,201,506
INTEREST EXPENSE		345,117	215,962	340,376	207,172
INCOME TAX EXPENSE		42,146	15,376	-	-
INCOME AFTER TAX		1,596,835	3,051,666	1,549,820	2,994,334
NET INCOME OF MINORITY INTEREST		(47,015)	(57,332)	-	-
NET INCOME		1,549,820	2,994,334	1,549,820	2,994,334
BASIC EARNINGS PER SHARE (Restated for 2004, see Note 15)	**BAHT**	0.12	0.23	0.12	0.23
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (Restated for 2004, see Note 15)	**'000 SHARES**	13,101,280	13,101,280	13,101,280	13,101,280

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Minority Interest	Total
				Appropriated Legal Reserve	Unappropriated		
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	641,454	16,410,147
Amortization	-	-	(243,168)	-	-	(4,126)	(247,294)
Net income	-	-	-	-	2,994,334	-	2,994,334
Minority interest increase (decrease)	-	-	(4,126)	-	-	57,332	53,206
Ending balance, June 30, 2004	13,101,280	(2,171,280)	5,736,989	-	1,848,744	694,660	19,210,393
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	742,903	20,086,980
Amortization	-	-	(124,171)	-	-	(4,073)	(128,244)
Legal reserve (Note 12)	-	-	-	47,586	(47,586)	-	-
Dividend paid (Note 13)	-	-	-	-	(655,064)	-	(655,064)
Net income	-	-	-	-	1,549,820	-	1,549,820
Minority interest increase (decrease)	-	-	(4,073)	-	-	47,015	42,942
Ending balance, June 30, 2005	13,101,280	(2,171,280)	5,408,357	256,966	3,515,266	785,845	20,896,434

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit) Appropriated Legal Reserve	Retained Earnings (Deficit) Unappropriated	Total
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	15,768,693
Amortization	-	-	(247,294)	-	-	(247,294)
Net income	-	-	-	-	2,994,334	2,994,334
Ending balance, June 30, 2004	13,101,280	(2,171,280)	5,736,989	-	1,848,744	18,515,733
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	19,344,077
Amortization	-	-	(128,244)	-	-	(128,244)
Legal reserve (Note 12)	-	-	-	47,586	(47,586)	-
Dividend paid (Note 13)	-	-	-	-	(655,064)	(655,064)
Net income	-	-	-	-	1,549,820	1,549,820
Ending balance, June 30, 2005	13,101,280	(2,171,280)	5,408,357	256,966	3,515,266	20,110,589

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	1,549,820	2,994,334	1,549,820	2,994,334
Items to reconcile net income to				
net cash flows from operations				
Doubtful accounts (Reversal)	(11,021)	(11,021)	-	-
Depreciation	274,437	293,716	237,706	251,539
Amortization	233	-	191	-
Withholding income tax written off	567	-	567	-
Non-refundable input value-added-tax	25,606	-	-	-
Provision for diminution in value of finished goods	168,000	-	168,000	-
Provision for diminution in value				
of spare parts and consumable goods (Reversal)	(2,002)	(4,012)	(2,002)	(4,012)
Provision for obsolescence of equipment	-	77,865	-	77,865
Reduction in interest on debt restructuring	(817)	(1,062)	-	-
Unrealized loss on exchange rate	38,252	12,546	38,252	12,546
Gain on sale of machinery and equipment	(1,585)	-	(2,004)	-
Loss on disposal of equipment	919	82,105	857	81,921
Gain on redemption of debentures before maturity	-	(4,751)	-	(4,751)
Share of profit from investment using				
the equity method	-	-	(61,727)	(65,066)
Minority interest	47,015	57,332	-	-
Net income from operations before				
changes in operating assets and liabilities	2,089,424	3,497,052	1,929,660	3,344,376
Operating assets (increase) decrease				
Trade accounts and notes receivable				
- related parties	(1,271,138)	197,385	(1,267,697)	192,692
Trade accounts and notes receivable - others	(133,581)	100,730	(130,574)	104,796
Inventories	(16,682,415)	1,117,331	(16,733,849)	1,122,294
Short-term loans and advances to related parties	(107)	33	(85)	(492)
Advance payments	(54,781)	152,217	(48,553)	150,037
Refundable value-added-tax	(689,999)	29,791	(691,106)	28,265
Other receivables	9,815	11,003	(853)	9
Prepaid expenses	(62,350)	(17,584)	(60,907)	(15,872)
Other current assets - others	(967)	(51,565)	(900)	(53,490)
Other non-current assets	15,818	21,721	(316)	7,062
Operating liabilities increase (decrease)				
Trade accounts and notes payable	2,328,292	(1,005,785)	2,342,260	(983,675)
Accrued expenses	167,014	(52,273)	154,091	(54,748)
Other current liabilities - other	(97,046)	97,721	(129,601)	116,175
Net cash provided by (used in) operating activities	(14,382,021)	4,097,777	(14,638,430)	3,957,429

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in current investment	(1,000)	(2,483,499)	-	(2,500,994)
Cash paid for purchases of property, plant and equipment	(1,287,234)	(1,161,330)	(1,040,831)	(1,005,358)
Cash paid for intangible assets	(948)	-	(948)	-
Proceeds from sales of machinery and equipment	1,597	-	2,008	-
Proceeds from short-term loans to related parties	4,000	-	4,000	-
Short-term loans and advances to related parties	(2,000)	(4,000)	(2,000)	(4,000)
Net cash used in investing activities	(1,285,585)	(3,648,829)	(1,037,771)	(3,510,352)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans increase (decrease)	3,721,000	(290,000)	3,721,000	(290,000)
Trade finance loans increase	12,844,154	200,654	12,844,154	200,654
Cash repayment of long-term loans	(385,402)	(119,226)	(284,000)	-
Proceeds from long-term loans	135,200	1,320,000	-	1,200,000
Cash repayment for early redemption of debentures	-	(595,249)	-	(595,249)
Cash paid for redemption of debentures	(360,000)	-	(360,000)	-
Cash repayment of long-term liabilities under hire-purchase agreements	(1,022)	(5,420)	(132)	(5,531)
Cash repayment of long-term liabilities for purchase of land	(19,750)	(2,500)	-	-
Cash paid for dividend	(655,064)	-	(655,064)	-
Net cash provided by financing activities	15,279,116	508,259	15,265,958	509,874
Net increase (decrease) in cash and cash equivalents	(388,490)	957,207	(410,243)	956,951
Cash and cash equivalents as at January 1	602,098	108,399	465,017	47,049
Cash and cash equivalents as at June 30	213,608	1,065,606	54,774	1,004,000
Supplemental cash flow information:				
Cash paid for interest	407,159	246,397	394,006	234,135
Non-cash transactions:				
Transfer of long-term loans to current portion	812,000	495,637	608,000	284,000
Transfer of debentures to current portion	720,000	360,000	720,000	360,000
Amortization of unrealized increment per asset appraisal	128,244	251,419	124,004	243,000
Bad debt written off	110,079	-	110,079	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS AND SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
"UNAUDITED"

1. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Since 2002, the Government has continuously issued various measures regarding the antidumping and countervailing of imported goods with the measures which are still in effect as follows:

1. On May 22, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 7, 49, 51, 53, 57 and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement that the Committee had an ultimate judgement on May 16, 2003 that there were a dumping and a damage from the dumping of coil and non-coil hot rolled steel originated from 14 countries according to Section 19 (1) of the Antidumping and Countervailing Act B.E. 2542, thus the antidumping duties are imposed which minimum and maximum rates are in the range between 3.45% to 128.11% of CIF value for the period of 5 years from May 22, 2003, except the imported hot rolled steel for re-export.

2. On July 11, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the exemption of antidumping duties for coil and non-coil hot rolled steel imported for cold-rolling and further processing for downstream users and assigned the Department of Foreign Trade to monitor the import under the pre-determined volume for the period of 5 years from July 21, 2003 to May 26, 2008.

3. On March 11, 2004, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the antidumping duties for coil and non-coil hot rolled steel originated from 14 countries at zero% of CIF for the period of 6 months from March 19, 2004 to September 18, 2004. At present, the antidumping duties are imposed at the rates as stated item 1 above.

As a result of continuous measures of the Government as mentioned above, the Company has significant amount of profit from its operations attributable to significant increase in sales volume, which domestic demand for hot rolled steel increased from economic recovery in construction and auto-mobile industries and the increase in average price of hot rolled steel which is in line with the increase in world market price.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

2.1 The interim consolidated and Company's financial statements are presented in accordance with the Notification of the Department of Commercial Registration (Currently the Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2544".

The Company prepares its interim financial statements in conformity with accounting standard which is related to interim financial statements and practices generally accepted in Thailand.

2.2 The results of operations for the six-month period ended June 30, 2005 are not necessarily indicative of the operating results anticipated for the full year.

2.3 The consolidated and Company's balance sheets as at December 31, 2004, presented herein for comparison, have been derived from the financial statements of the Company for the year then ended which have been audited.

.../2

2.4 Certain financial information which is normally included in the annual financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. Therefore, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2004.

2.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

2.6 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

2.7 Additional information regarding related party transactions have been disclosed in Note 17 to the interim financial statements for the quarter and six-month period ended June 30, 2005, and such additional information has also been disclosed in the interim financial statements for the quarter and six-month period ended June 30, 2004 to conform to the disclosure in the current period's interim financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2004.

4. CURRENT INVESTMENTS

Current investments consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" June 30, 2005 Baht'000	**December 31, 2004 Baht'000**	**"Unaudited" June 30, 2005 Baht'000**	**December 31, 2004 Baht'000**
Fixed deposit for 1 year	1,000	-	-	-
	1,000	-	-	-

.../3

5. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
	Baht'000	Baht'000	Baht'000	Baht'000
Finished goods	4,529,693	4,033,778	4,552,265	4,050,161
Raw materials	17,411,528	3,940,163	17,471,682	3,952,960
Spare parts and consumable goods	1,178,090	1,018,596	1,166,115	1,008,733
Goods in transit	5,649,369	3,093,728	5,649,369	3,093,728
	28,768,680	12,086,265	28,839,431	12,105,582
Less Provision for diminution in value of finished goods	(168,000)	-	(168,000)	-
Provision for diminution in value of spare parts and consumable goods	(257,517)	(259,519)	(257,517)	(259,519)
	28,343,163	11,826,746	28,413,914	11,846,063

As at June 30, 2005 and December 31, 2004, all finished goods and raw materials are pledged as collateral for short-term and long-term loans from banks (see Notes 9 and 10).

6. PROPERTY, PLANT AND EQUIPMENT - NET

6.1 As at June 30, 2005 and December 31, 2004, certain land, buildings and machinery of the Company representing approximately 87.49% and 82.56%, respectively of the total net book value of such assets are mortgaged as collateral for bank overdrafts, loans from banks, long-term loans and debentures (see Notes 9, 10 and 11).

As at June 30, 2005 and December 31, 2004, certain land and expanding berth construction of Prachuap Port Company Limited, the subsidiary, with value representing approximately 88% of the total net book value of such assets are mortgaged as collateral for long-term loans (see Note 10).

6.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first appraisal in 1997. In 2003, Prachuap Port Company Limited engaged such company to reappraise its berth and facilities for the second time after the first appraisal in 1998. The appraisal reports submitted by the appraiser were as of December 11, 2002 and August 28, 2003, respectively.

The results of the second appraisals of the Company and subsidiary were as follows:

		Baht : '000
	The Company only	Subsidiary
Appraisal increment (decrement) - net		
Land	3,902	3,689
Buildings	241,085	1,919
Machinery	5,365,065	-
Facilities	10,700	126,348

The increment from the appraisal was recorded in the account as unrealized increment per assets appraisal and was included as part of shareholders' equity. The decrease was recorded in the statement of income for the year the revaluation was carried out.

The method of appraisal for the value of buildings, machinery, berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

In addition, the Company and such subsidiary evaluate the recoverable amounts by using the discounted cash flow method, and expect that the recoverable amounts were higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at June 30, 2005 and December 31, 2004, the Company, subsidiary and related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in the shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY "Unaudited" June 30, 2005				
	Land	**Building**	**Machinery**	**Berth and Facilities**	**Total**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
Unrealized increment per assets appraisal of :					
The Company	3,902	189,304	4,508,516	7,778	4,709,500
The subsidiary	1,706	580	-	134,950	137,236
The related company	-	-	561,621	-	561,621
	5,608	189,884	5,070,137	142,728	5,408,357

	CONSOLIDATED AND THE COMPANY ONLY December 31, 2004				
	Land	**Building**	**Machinery**	**Berth and Facilities**	**Total**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
Unrealized increment per assets appraisal of :					
The Company	3,902	199,493	4,621,270	8,839	4,833,504
The subsidiary	1,706	855	-	138,915	141,476
The related company	-	-	561,621	-	561,621
	5,608	200,348	5,182,891	147,754	5,536,601

6.3 The Company has the assets which are fully depreciated but still in use as follows:

	CONSOLIDATED		**THE COMPANY ONLY**	
	"Unaudited" June 30, 2005	**December 31, 2004**	**"Unaudited" June 30, 2005**	**December 31, 2004**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Cost of assets (excluded appraisal increase) before fully depreciated	412,597	418,104	311,590	329,887

.../5

6.4 The Company may be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 20.8 million, located on the leased land under dispute. Currently, the case is pending in the Supreme Court.

6.5 As at June 30, 2005 and December 31, 2004, the Company and subsidiary capitalized interest expenses incurred from loans for the construction of projects as part of cost of assets in the amount of Baht 94.0 million and Baht 52.7 million, respectively.

6.6 As at June 30, 2004, the Company had obsolete equipment with net book value of Baht 78 million and the incremental value from appraisal of Baht 52 million which the Company disposed in 2004. The Company fully provided an allowance for obsolescence of such equipment in the quarter ended June 30, 2004.

7. INTANGIBLE ASSETS - NET

Intangible assets - net are as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" June 30, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" June 30, 2005 Baht'000	December 31, 2004 Baht'000
Computer Software	3,999	-	3,142	-
Add Purchases during the year	948	3,999	948	3,142
Less Accumulated amortization	(312)	(79)	(237)	(46)
	4,635	3,920	3,853	3,096
Amortization for the period/year	233	79	191	46

8. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" June 30, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" June 30, 2005 Baht'000	December 31, 2004 Baht'000
Deposits	20,585	37,113	6,258	5,942
Receivable from cancellation of shipbuilding contract	66,566	77,587	-	-
	87,151	114,700	6,258	5,942
Less Allowance for doubtful account - Receivable from cancellation of shipbuilding contract	(66,566)	(77,587)	-	-
	20,585	37,113	6,258	5,942

Receivable from cancellation of shipbuilding contract represented the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract with the supplier relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. From 2002 to June 30, 2005, the subsidiary received total repayment of USD 2.3 million or Baht 101.39 million. However, the subsidiary has provided for the allowance for doubtful debt for the remaining amount as at June 30, 2005 and December 31, 2004, due to the uncertainty of the recoverability.

.../6

9. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at June 30, 2005 and December 31, 2004, the Company has short-term trade financing facilities from financial institutions according to the loan agreement dated September 15, 2003 with a total maximum credit limit of Baht 17,000 million (see Note 10). The trade financing facilities include bank overdraft, letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Note 5).

As at June 30, 2005 and December 31, 2004, the Company has unused credit facilities of Baht 555 million and Baht 6,218 million, respectively, from the revolving trade financing facilities. Commission and withdrawal terms are in accordance with the long-term loan agreement.

As at June 30, 2005, West Coast Engineering Co.,Ltd, a subsidiary, has credit lines from banks for overdrafts and other credit facilities totalling Baht 5 million. Such credit lines are secured by the mortgage of land and are guaranteed by the Company. (see Note 20.6)

10. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" June 30, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" June 30, 2005 Baht'000	December 31, 2004 Baht'000
Loan repayable semi-annually from March 2005 onwards	5,516,000	5,600,000	5,516,000	5,600,000
Loan repayable semi-annually from June 2005 onwards	800,000	1,000,000	800,000	1,000,000
Loan repayable semi-annually from September 2005 onwards	1,000,000	1,000,000	1,000,000	1,000,000
Loan repayable monthly from April 2002 - May 2003 and semi-annually from June 2003 onwards	206,716	308,118	-	-
Loan repayable monthly from July 2005 onwards	457,200	347,000	-	-
Loan repayable in 2 installments from December 2007 onwards	25,000	-	-	-
	8,004,916	8,255,118	7,316,000	7,600,000
Less Current portion	(812,000)	(805,253)	(608,000)	(588,000)
	7,192,916	7,449,865	6,708,000	7,012,000
Add Difference of interest per effective interest rate and interest per debt restructuring agreement	3,148	3,965	-	-
	7,196,064	7,453,830	6,708,000	7,012,000

.../7

The Company and subsidiary have long-term loan agreements as follows:

1. On September 15, 2003, the Company and the lending banks entered into the credit facilities agreement. The details of such loans are as follows:

   1.1 Long-term loans amounting to Baht 8,000 million with the lending banks which consist of convertible debentures of Baht 2,400 million, that were all converted into ordinary shares in December 2003, and long-term loan of Baht 5,600 million with 10-year maturity, interest rates at an average MLR less 1.5% per annum from the agreement date to the third year, at an average MLR less 1% per annum from the third year to the fifth year and at an average MLR less 0.5% per annum from the fifth year onwards, such interest rates must not be less than interest rate of secured debentures (see Note 11) plus 0.75% per annum. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from March 31, 2005.

   During the quarter ended September 30, 2004, the lending banks have reduced interest rates of long-term loans amounting to Baht 5,600 million from average MLR less 1.5% per annum to fixed rate at 3.5% per annum for the period of 6 months from August 1, 2004 to January 31, 2005. Subsequently, such lending banks have extended reduction period of interest rates of long-term loans to fixed rate at 4.31% per annum for the period of 55 days from February 1, 2005 to March 31, 2005.

   1.2 Short-term loan for trade financing with maximum credit of Baht 17,000 million with the existing lenders and other financial institutions (see Note 9).

2. On December 29, 2003, the Company and the existing lenders have entered into the credit facility agreement for additional long-term loans of Baht 2,000 million with 3.5-year maturity and fixed interest rate at 3.75% per annum. The interest is payable semi-annually and principal repayment is payable in an equal amount semi-annually starting from June 2005. As at June 30, 2005 and December 31, 2004, the Company has already made a withdrawal of Baht 1,000 million.

3. On September 11, 2003, the Company entered into a long-term loan agreement with a financial institution amounting to Baht 1,000 million with 10-year maturity, fixed interest rate at 4% per annum from the agreement date to September 30, 2008 and at an average MLR less 0.5% per annum from October 1, 2008 onwards. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from September 30, 2005. As at June 30, 2005 and December 31, 2004, the Company has already made a withdrawal in full of Baht 1,000 million.

Such loans per items 1 and 2 above are secured by the mortgage of land, buildings, machinery and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Notes 5 and 6.1).

In addition, all three loan agreements contain certain covenants regarding the operations, financial ratios and financial position, maintenance of shareholders' equity in Prachuap Port Company Limited at not less than 51% of issued and paid up share capital of such subsidiary and prohibition of dividend payments higher than 60% of net income in each fiscal year and including the covenant on forbidding the Company to pledge its investment in share or create any obligation thereon. The Company thus has to comply with certain conditions contained in such loan agreements.

.../8

4. Prachuap Port Company Limited, a subsidiary, entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt included:

   4.1 Extension of all long-term and short-term principal loan amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 9-year maturity, 3-year grace period of principal repayment with principal repayment monthly in the fourth year from April 2002 and principal repayment every 6 months starting from the fifth year on June 30, 2003 with interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank from the eighth year.

   4.2 Modification of terms of payment of Baht 199 million accrued interest into Baht 86 million long-term loan with maturity of 3 years and 1 month, 2-year grace period for principal repayment, no interest charge during the whole life of loan and monthly principal repayment starting from the third year on April 30, 2001. The remaining Baht 113 million was considered as debt forgiveness, provided that such subsidiary complied with the terms of debt restructuring agreement and made payments in full for the two portions of long-term loan. Such loan was guaranteed by certain directors and the mortgage of land as collateral (see Note 6.1).

   Subsequently, such subsidiary received the letter from the bank to forgive the debt of Baht 113 million, which was effective on October 1, 2003, therefore the subsidiary recognized such amount as gain from debt forgiven in the statement of income for the year ended December 31, 2003.

5. On September 5, 2003, such subsidiary entered into the new long-term loan agreement with a commercial bank totaling Baht 650 million with 6-year maturity, and bearing interest rate at 3 month fixed deposit rate of the bank plus 3%, 3.5%, 4% per annum for the first two years, the third year, and the fourth year onward, respectively. Interest is payable monthly and the grace period for principal is one and a half years, which was ended in February 2005. The first installment payment will be due on the last working day of March 2005 and the following installment payment will be payable at the end of each month. Such long-term loan is secured by the mortgage of land and building and expanding berth construction (see Note 6.1).

   Subsequently on June 7, 2005, the Company entered into an amendment of the above long-term loan agreement to change the grace period for principal from one and a half years and the first installment payment which would be made on the last working day of March 2005 to be one year and ten months and the first installment will be made on the last working day of July 2005.

   As at June 30, 2005 and December 31, 2004, such subsidiary has already made a withdrawal of Baht 457 million and Baht 347 million, respectively.

   The above loan agreement contains certain covenants regarding the operations, financial ratios and financial position. The subsidiary thus has to comply with certain conditions contained in above loan agreement.

.../9

6. On March 21, 2005, West Coast Engineering Co., Ltd., a subsidiary, entered into the long-term loan agreement with a commercial bank totaling Baht 45 million with 3-year maturity, and bearing interest rates at an MLR average less 1% per annum for the first year, and at an MLR average less 0.5% per annum for the second year onward. The principal repayment will be made in two installments annually with the first installment of Baht 20 million and the second installment of Baht 25 million. The first installment will be due on the last working day of the second year after the date the first drawdown is made. The interest is payable monthly. Such long-term loan is secured by the mortgage of certain land and construction and is guaranteed by the Company. As at June 30, 2005, such subsidiary has already made a withdrawal of Baht 25 million. (see Note 20.6)

11. DEBENTURES

Debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" June 30,, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" June 30, 2005 Baht'000	December 31, 2004 Baht'000
Debentures	2,890,000	3,250,000	2,890,000	3,250,000
Less Current portion	(720,000)	(720,000)	(720,000)	(720,000)
	2,170,000	2,530,000	2,170,000	2,530,000

On September 17, 2003, the Company had proceeds from sales of debentures to institutional investors totaling Baht 4,000 million with details as follows:

1. Secured amortizing debentures No. 1 series 1 of 1,800,000 units with total value of Baht 1,800 million with 3.5 years maturity, which principal will be equally redeemed semi-annually starting from March 17, 2005 and will be due in 2007. The interest rate is fixed at 3.5% per annum and payable semi-annually.

   Secured amortizing debentures No. 1 series 2 of 1,450,000 units with total value of Baht 1,450 million with 4.5 years maturity, which principal will be equally redeemed semi-annually starting from September 17, 2007 and will be due in 2008. The interest rate is floated at the average of 6 month fixed deposit rates of 4 commercial banks plus 2.75% per annum and payable semi-annually.

2. Secured debentures No. 2 of 750,000 units with total value of Baht 750 million with 5 years maturity after issuing date of debentures, which will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 3% per annum and payable semi-annually.

   Subsequently on April 23, 2004, the Company redeemed certain portion of such secured debentures of 600,000 units with total face value of Baht 600 million in the amount of Baht 595 million and on August 23, 2004, the Company redeemed the remaining portion of such secured debentures of 150,000 units with total face value of Baht 150 million in the amount of Baht 149 million. Therefore, secured debentures No. 2 has no outstanding balance as at June 30, 2005 and December 31, 2004.

The debentures are secured by the mortgage of land, buildings, and machinery at current production capacity (see Note 6.1) and machinery, which will be acquired for production capacity expansion project. The proceeds from these debentures were used to repay a portion of long-term loans under restructuring debt agreement and/or investing in the Expansion Project.

.../10

12. LEGAL RESERVE

Under the Public Companies Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5 percent of its net income after accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the authorized capital. Such reserve is not available for dividend distribution.

13. DIVIDEND PAYMENT

On April 5, 2005, the Ordinary Shareholders' Meeting No.16 approved dividend payment for the period from July to December 2004, to be paid to shareholders at Baht 0.05 per share totalling Baht 655,064,000. The Company paid such dividend on May 4, 2005.

14. COST OF THE SALES OF GOODS

For the six-month period ended June 30, 2005, cost of the sales of goods included expenses of Baht 92.69 million which incurred during plant shutdown for expansion of production capacity.

15. BASIC EARNINGS PER SHARE

On November 18, 2004, the Extraordinary Shareholders' Meeting No.1/2547 approved the change in par value of ordinary share from Baht 10 each to Baht 1 each, resulting in the increase in the number of ordinary shares from 1,310,150,000 shares to 13,101,500,000 shares. The Company registered the change of par value of the ordinary shares with the Department of Business Development on November 23, 2004.

Basic earnings per share for the quarter and six-month period ended June 30, 2004 were calculated based on the par value at Baht 1 each for comparison with the calculation used for the quarter and six-month period ended June 30, 2005.

The basic earnings per share for the quarters ended June 30, 2005 and 2004 are calculated as follows:

		CONSOLIDATED AND THE COMPANY ONLY "Unaudited"	
		2005	**2004**
Net income	**Baht'000**	989,273	1,418,800
Weighted average number of ordinary shares (formerly reported)	**Shares ('000)**	-	1,310,128
Weighted average number of ordinary shares (restated for 2004)	**Shares ('000)**	13,101,280	13,101,280
Basic earnings per share (formerly reported)	**Baht**	-	1.08
Basic earnings per share (restated for 2004)	**Baht**	0.08	0.11

The basic earnings per share for the six-month periods ended June 30, 2005 and 2004 are calculated as follows:

		CONSOLIDATED AND THE COMPANY ONLY "Unaudited"	
		2005	2004
Net income	Baht'000	1,549,820	2,994,334
Weighted average number of ordinary shares (formerly reported)	Shares ('000)	-	1,310,128
Weighted average number of ordinary shares (restated for 2004)	Shares ('000)	13,101,280	13,101,280
Basic earnings per share (formerly reported)	Baht	-	2.29
Basic earnings per share (restated for 2004)	Baht	0.12	0.23

16. FOREIGN EXCHANGE RISK MANAGEMENT

As at June 30, 2005 and December 31, 2004, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		"Unaudited" June 30, 2005	December 31, 2004
Assets	- US Dollar	29,033,983	29,267,425
Liabilities	- US Dollar	127,193,390	68,588,553
	- Italian Lira	51,770,995	51,770,995
	- Yen	37,600	5,209,600
	- Euro	14,630,265	13,315,032
	- Pound Sterling	187	4,038
	- Singapore Dollar	224,866	-

As at June 30, 2005, the Company did not enter into any hedging contracts to cover assets which are due for receipt in 2005 but entered into hedging contracts for existing and committed liabilities of USD 10.4 million and EUR 8.3 million which are due for payment in 2005.

As at December 31, 2004, the Company did not enter into any hedging contracts to cover assets which are due for receipt in 2005 but entered into hedging contracts for existing and committed liabilities of USD 27.9 million and EUR 17.9 million which are due for payment in 2005.

17. TRANSACTIONS WITH RELATED PARTIES

The Company and subsidiaries have transactions with related parties. These parties are investee companies having mutual directors or companies which directors are major shareholders and/or have common directors. The financial statements reflect the effects of these transactions which are in the ordinary course of business with details as follows:

	Types of business	Relationship
Subsidiary companies		
West Coast Engineering Co., Ltd.	Maintenance service	Subsidiary company
Prachuap Port Co., Ltd.	Deep-sea port service	Subsidiary company
Related companies		
Thai Coated Steel Sheet Co., Ltd.	Producer of electro-galvanized coils	Shareholder and the common directorship is shared by SSI's director (s)
Thai Cold Rolled Steel Sheet Pcl.	Producer of cold rolled coils	Shareholder and the common directorship is shared by SSI's director (s)
Sahaviriya Panich Co., Ltd.	Sell of metal products	The common directorship is shared by SSI's director (s)
Sahaviriya Steel Service Co., Ltd.	Cutting and forming process	The aggregated shareholding by SSI's director (s)
Sahaviriya Steel Center Co., Ltd.	Cutting and forming process	The indirect aggregated shareholding by SSI's director (s)
Bangsaphan Transport Co., Ltd.	Transport services	The common directorship is shared by SSI's director (s) and the indirect aggregated shareholding by SSI's director (s)
Bangsaphan Barmill Pcl.	Producer of round steel bars and deformed steel bars	The common directorship is shared by SSI's director (s) and the indirect aggregated shareholding by SSI's director (s)
B.S. Metal Co., Ltd.	Selling and buying metal products	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Sahaviriya Plate Mill Co., Ltd.	Producer of hot rolled coil plate	The common directorship is shared by SSI's director (s)
Prapawit Co., Ltd.	Lease space of office building	The common directorship is shared by SSI's director (s)
Western Housing Co., Ltd.	Rental room services	The common directorship is shared by SSI's director (s)
Inter Maritime Co., Ltd.	Marine transport	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by family members of director (s) of SSI's subsidiary

.../13

	Types of business	Relationship
Related companies		
Four Star Marine Co., Ltd.	Marine transport	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by family members of director (s) of SSI's subsidiary
Sahaviriya Steel Group Co., Ltd.	Internet and hotline services	The common directorship is shared by SSI's director (s)
Central Maritime Co., Ltd.	Marine transport	The common directorship is shared by director (s) of SSI's subsidiary
C.A.R. Services Co., Ltd.	Transport services	The aggregated shareholding by family members of director (s)
Sahaviriya Panich International Co., Ltd.	Sell of metal products	The common directorship is shared by SSI's director (s)
Bangpakong Metal Co., Ltd.	Sell of metal products	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s) and family members of director (s)

17.1 Investments in subsidiary, associated, and related parties

					"Unaudited" June 30, 2005			
	Types of business	Relationship	Issued and paid up capital	% of Shareholding	Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	115,707	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	817,921	-	-
					279,000	933,628	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

.../14

	Types of business	Relationship	Issued and paid up capital Baht'000	% of Shareholding	December 31, 2004 Cost Baht'000	Equity Baht'000	Consolidated Baht'000	Dividend Amount Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	102,914	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	773,226	-	-
					279,000	876,140	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

17.2 Loans and advances between the Company and subsidiary, associated, and related parties

	Balance as at December 31, 2004 Baht'000	Additions Baht'000	Repayments/ Settlements Baht'000	"Unaudited" Balance as at June 30, 2005 Baht'000
CONSOLIDATED				
Short-term loan				
Related parties	5,000	2,000	4,000	3,000
Advances				
Related parties	106	4,490	4,383	213
Total	5,106	6,490	8,383	3,213
THE COMPANY ONLY				
Short-term loan				
Related parties	5,000	2,000	4,000	3,000
Advances				
Subsidiary company	32	1,382	1,404	10
Related parties	106	4,490	4,383	213
	138	5,872	5,787	223
Total	5,138	7,872	9,787	3,223

.../15

17.3 Other transactions

Balances with related parties in the balance sheets are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" June 30, 2005 Baht'000	December 31, 2004 Baht'000	"Unaudited" June 30, 2005 Baht'000	December 31, 2004 Baht'000
Accounts and notes receivable - net				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	806,446	349,368	781,888	324,122
B.S. Metal Co., Ltd.	1,363,186	313,358	1,363,010	313,358
Sahaviriya Panich International Co., Ltd.	533,055	331,436	533,055	331,436
Bangpakong Metal Co., Ltd.	-	441,340	-	441,340
Bangsaphan Barmill Pcl.	11,407	-	-	-
Other related parties	2,511	9,966	-	-
	2,716,605	1,445,468	2,677,953	1,410,256
Advance payment				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	145	1,192
Other receivables				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	434	424
Related party				
Other related parties	127	157	-	-
	127	157	434	424
Other current assets - others				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	394	335
Related parties				
Thai Coated Steel Sheet Co., Ltd.	6,379	10,436	6,379	10,436
Bangsaphan Barmill Pcl.	6,708	7,012	6,708	7,012
Other related parties	1,442	1,662	561	941
	14,529	19,110	13,648	18,389
	14,529	19,110	14,042	18,724
Other assets				
Related party				
Prapawit Co., Ltd.	4,943	4,840	3,591	3,591

.../16

	CONSOLIDATED "Unaudited" June 30, 2005 Baht'000	CONSOLIDATED December 31, 2004 Baht'000	THE COMPANY ONLY "Unaudited" June 30, 2005 Baht'000	THE COMPANY ONLY December 31, 2004 Baht'000
Trade accounts payable				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	30,654	25,573
Prachuap Port Co., Ltd.	-	-	10,760	1,949
	-	-	41,414	27,522
Related parties				
Bangsaphan Transport Co., Ltd.	28,429	15,766	28,399	15,766
Four Star Marine Co., Ltd.	2,073	4,252	2,073	4,252
Other related parties	3,761	1,025	3,761	1,025
	34,263	21,043	34,233	21,043
	34,263	21,043	75,647	48,565
Other accounts payable				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	16,171	4,456
Related parties				
Other related parties	597	353	519	294
	597	353	16,690	4,750
Accrued expenses				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	10,148	14,023
Prachuap Port Co., Ltd.	-	-	50,906	49,640
	-	-	61,054	63,663
Related parties				
Bangsaphan Transport Co., Ltd.	20,187	31,658	20,187	31,629
Four Star Marine Co., Ltd.	3,747	1,313	3,747	1,313
Other related parties	1,328	378	1,328	378
	25,262	33,349	25,262	33,320
	25,262	33,349	86,316	96,983

Transactions with related parties in the statements of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" For the quarters ended June 30,			
	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Sales				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	1,849,386	1,936,420	1,849,386	1,936,410
B.S. Metal Co., Ltd.	1,425,697	785,487	1,425,539	785,470
Sahaviriya Panich International Co., Ltd.	1,032,999	467,608	1,032,999	467,608
Bangpakong Metal Co., Ltd.	4,941	902,361	4,941	902,361
Other related parties	29	228	-	-
	4,313,052	4,092,104	4,312,865	4,091,849

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For the quarters ended June 30,			
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Service income				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	21,886	17,391	-	-
Bangsaphan Barmill Pcl.	7,764	10,620	-	-
Bangsaphan Transport Co., Ltd.	1,016	2,540	-	-
Other related parties	719	1,629	-	-
	31,385	32,180	-	-
Other income				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	123	118
Related party				
Other related parties	82	111	32	56
	82	111	155	174
Purchases of goods and services				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	42,429	63,792
Prachuap Port Co., Ltd.	-	-	66,748	29,910
	-	-	109,177	93,702
Related parties				
Sahaviriya Plate Mill Co., Ltd.	-	656,271	-	656,271
Bangsaphan Transport Co., Ltd.	39,799	14,286	39,819	14,235
Four Star Marine Co., Ltd.	22,304	9,884	22,304	9,884
Other related parties	1,694	1,047	1,647	1,047
	63,797	681,488	63,770	681,437
	63,797	681,488	172,947	775,139
Selling and administrative expenses				
Subsidiary company				
Prachuap Port Co., Ltd.	-	-	4,664	5,339
Related parties				
Bangsaphan Transport Co., Ltd.	62,132	41,965	61,927	41,815
Prapawit Co., Ltd.	4,010	3,054	3,196	2,300
Four Star Marine Co., Ltd.	3,485	1,642	3,485	1,642
Sahaviriya Panich International Co., Ltd.	14,056	2,347	14,056	2,347
Other related parties	566	930	543	901
	84,249	49,938	83,207	49,005
	84,249	49,938	87,871	54,344

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For the six-month periods ended June 30,			
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	2,375,300	3,194,698	2,375,293	3,194,679
B.S. Metal Co., Ltd.	1,782,304	1,116,087	1,782,114	1,115,967
Sahaviriya Panich International Co., Ltd.	2,152,208	1,158,353	2,152,208	1,158,353
Bangpakong Metal Co., Ltd.	545,921	1,514,169	545,921	1,514,169
Sahaviriya Steel Center Co., Ltd.	-	409,073	-	409,073
Sahaviriya Steel Service Co., Ltd.	-	464,247	-	464,247
Sahaviriya Panich Co., Ltd.	-	368,142	-	368,142
Other related parties	42	260	-	-
	6,855,775	8,225,029	6,855,536	8,224,630
Service income				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	42,291	38,178	-	-
Bangsaphan Barmill Pcl.	19,092	15,263	-	-
Bangsaphan Transport Co., Ltd.	2,053	7,189	-	-
Other related parties	1,449	3,067	-	-
	64,885	63,697	-	-
Other income				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	340	239
Related parties				
Other related parties	177	1,274	91	1,133
	177	1,274	431	1,372
Purchases of goods and services				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	114,248	116,940
Prachuap Port Co., Ltd.	-	-	127,888	61,169
	-	-	242,136	178,109
Related parties				
Sahaviriya Plate Mill Co., Ltd.	-	656,271	-	656,271
Bangsaphan Transport Co., Ltd.	61,436	32,448	61,389	32,377
Four Star Marine Co., Ltd.	43,271	20,206	43,271	20,206
Other related parties	3,309	3,293	3,309	3,293
	108,016	712,218	107,969	712,147
	108,016	712,218	350,105	890,256

.../19

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For the six-month periods ended June 30,			
	2005	2004	2005	2004
	Baht'000	Baht'000	Baht'000	Baht'000
Selling and administrative expenses				
Subsidiary company				
Prachuap Port Co., Ltd.	-	-	8,068	12,003
Related parties				
Bangsaphan Transport Co., Ltd.	112,323	95,242	111,286	94,943
Prapawit Co., Ltd.	7,314	6,088	5,732	4,584
Four Star Marine Co., Ltd.	4,572	2,104	4,572	2,104
Sahaviriya Panich International Co., Ltd.	14,056	2,347	14,056	2,347
Other related parties	1,118	2,002	1,093	1,890
	139,383	107,783	136,739	105,868
	139,383	107,783	144,807	117,871

The Company has policies to sell the products to shareholders' group and related parties at the same price sold to the third party which is subject to purchased volumes and related marketing factors.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are domestic freights are payable at the rates as agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates as determined by the Ministry of Transportation and subject to service volumes and related marketing factors.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates as agreed in the long-term maintenance service agreement of which the terms can be modified according to business circumstances and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

18. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

As at June 30, 2005, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	"Unaudited"			
	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	4	283,809	4	283,809
Total		283,809		283,809
Allowance for doubtful accounts recorded		283,809		283,809

As at December 31, 2004, the Company and a subsidiary had customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	5	393,888	5	393,888
Total		393,888		393,888
Allowance for doubtful accounts recorded		393,888		393,888

19. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries are as follows:

	Types of business	Revenues and other income		Net Income		Assets employed	
		"Unaudited" For the quarter ended June 30,				"Unaudited" June 30,	December 31,
		2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	11,702,252	7,593,319	989,273	1,418,800	54,106,802	35,022,186
West Coast Engineering Company Limited	Maintenance Services	68,884	90,065	11,858	6,799	241,437	175,786
Prachuap Port Company Limited	Deep-sea port services	136,682	92,071	100,750	45,097	2,546,601	2,356,285
		11,907,818	7,775,455	1,101,881	1,470,696	56,894,840	37,554,257
Less Inter-company transactions		(165,648)	(149,093)	(71,475)	(28,894)	(1,169,591)	(1,028,527)
		11,742,170	7,626,362	1,030,406	1,441,802		
Less Minority interest in net income				(41,133)	(23,002)		
Net income				989,273	1,418,800		
Total assets						55,725,249	36,525,730

.../21

	Types of business	Revenues and other income		Net income		Assets employed	
		"Unaudited"				"Unaudited"	
		For the six-month period ended June 30,				June 30,	December 31,
		2005	2004	2005	2004	2005	2004
		Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	19,415,260	16,711,068	1,549,820	2,994,334	54,106,802	35,022,186
West Coast Engineering Company Limited	Maintenance Services	200,607	160,362	30,986	8,271	241,437	175,786
Prachuap Port Company Limited	Deep-sea port services	266,145	185,929	138,424	108,445	2,546,601	2,356,285
		19,882,012	17,057,359	1,719,230	3,111,050	56,894,840	37,554,257
Less Inter-company transactions		(355,225)	(289,681)	(122,395)	(59,384)	(1,169,591)	(1,028,527)
		19,526,787	16,767,678	1,596,835	3,051,666		
Less Minority interest in net income				(47,015)	(57,332)		
Net income				1,549,820	2,994,334		
Total assets						55,725,249	36,525,730

20. COMMITMENTS, LETTERS OF GUARANTEE AND CONTINGENCIES

20.1 The Company has capital commitments regarding the agreements for construction of plant, purchases of machinery and equipment including Pickling and Oiling Plant Project, Capacity Expansion Project and other commitments amounting to approximately Baht 470.68 million, USD 5.28 million, EUR 3.46 million and POUND 0.01 million as at June 30, 2005 and Baht 412.74 million, USD 24.61 million, EUR 5.13 million and POUND 0.06 million as at December 31, 2004.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately USD 28.55 million and EUR 4.71 million as at June 30, 2005 and USD 88.16 million and EUR 10.30 million as at December 31, 2004.

The two subsidiaries have capital commitments regarding capital expenditure and construction contracts and other commitments amounting to approximately Baht 167.82 million and Baht 288.03 million as at June 30, 2005 and December 31, 2004, respectively.

20.2 The Company and subsidiaries have letters of guarantee issued by banks on their behalf amounting to approximately Baht 368.58 million and Baht 353.59 million as at June 30, 2005 and December 31, 2004, respectively which are in the normal course of business.

20.3 On April 9, 2003, Pongprasasana Sub-district Office filed a lawsuit against the Company to claim for fee of usage of water from Bangsaphan Dam with the claim of approximately Baht 19 million. On May 30, 2003, the Company defended to the court that the Pongprasasana Sub-district Office has no legal power to administer the collection of water usage fee and has no right to file the lawsuit to the court. Currently, the lawsuit is pending in the Prachuapkirikan Provincial Court.

.../22

20.4 The Company was sued by the Forestry Department in a civil case regarding the project of constructing road to the berth in the amount of approximately Baht 4.9 million, which the case is pending in the Court.

20.5 On March 23, 2004 and March 30, 2004, the Company was the co-defendant in two civil cases involving the total claims of Baht 126 million as a result of incorrect issuing of bills of lading by forwarding agents. The cases are pending in the Civil Court.

20.6 As at June 30, 2005, a subsidiary has credit lines from bank for overdrafts and other credit facilities of Baht 5 million and has long-term loan agreement of Baht 45 million which are guaranteed by the Company. (see Notes 9 and 10)

21. APPROVAL OF THE INTERIM INANCIAL STATEMENTS

These interim financial statements have been approved for issue by the Board of Executive Directors of the Company on August 1, 2005.